May 13, 2019

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 10-K for the fiscal year ended December 31, 2018 Filed February 15, 2019 File No. 001-13447

Dear Mr. Lee:
On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below are our responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter, dated April 17, 2019, with respect to our Form 10-K (File No. 001-13447), filed on February 15, 2019.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management’s Discussion and Analysis
Non-GAAP Financial Measures, page 55

1.	We have considered your response to comment one. Please address the following with respect to your treatment of interest rate swaps in your non-GAAP measures:

•
Please expand your disclosure in future filings to include more quantitative and qualitative information regarding the change in your treatment of interest rate swaps in your Non-GAAP measures. In your revised disclosure, please include a discussion of the reasons for the change and quantitative information necessary for an investor to determine the impact of the change when evaluating comparative information.

Response: As specifically pertaining to the change made during the quarter ended March 31, 2018, the Company respectfully advises the Staff that while certain metrics (economic interest expense, economic net interest income (excluding PAA) and net interest spread (excluding PAA)) were impacted by the change, other non-GAAP measures (such as core earnings and related per share amounts, core earnings (excluding PAA) and related per share amounts, core return on average equity (excluding PAA), net interest margin and net interest margin (excluding PAA)) were unaffected because they had previously reflected the entire net interest component of interest rate swaps.
In response to the Staff’s comment, the Company will provide the following expanded disclosure in future Exchange Act reports where relevant prior period amounts are presented. The Company refers the Staff to the assessment provided in the next section to support its conclusion on materiality.
Prior to the three months ended March 31, 2018, the Company employed two distinct hedging strategies and separate portfolios of interest rate swaps for the purposes of (i) managing its exposure to changing interest rates on its liabilities, primarily comprised of repurchase agreements, and (ii) economically hedging interest rate risk related to its to-be-announced (“TBA”) dollar roll transactions. During that period, the Company’s calculations of economic interest expense, economic net interest income (excluding PAA) and net interest spread (excluding PAA) reflected only the net interest component of interest rate swaps used to hedge the cost of the Company’s liabilities (cost of funds) as these measures are intended to reflect the total contractual expense associated with the Company’s liabilities. The net interest component of interest rate swaps used to hedge the Company’s TBA dollar roll transactions was not reflected in economic interest expense, economic net interest income (excluding PAA) and net interest spread (excluding PAA) because the interest expense associated with these interest rate swaps was unrelated to the interest expense incurred on the Company’s liabilities.
During the three months ended March 31, 2018, the Company shifted its hedging strategy to manage its risks and exposures more holistically and to afford the Company greater flexibility to enter into and exit from interest rate swaps during periods of market volatility such that the Company no longer maintained separate portfolios of interest rate swaps. As a result, the Company ceased to differentiate between the costs of its interest rate swaps across its hedging strategies and, consequently, modified its calculations of economic interest expense, economic net interest income (excluding PAA) and net interest spread (excluding PAA) to include the net interest component of all interest rate swaps.
Results of periods prior to the three months ended March 31, 2018 have not been adjusted to conform to the revised calculation as the impact in each of those periods is immaterial.
Other non-GAAP measures (such as core earnings and related per share amounts, core earnings (excluding PAA) and related per share amounts, core return on average equity (excluding PAA), net interest margin and net interest margin (excluding PAA)) were not affected by the change because they had previously reflected the entire net interest component of interest rate swaps.

•
Tell us whether non-GAAP financial information for prior periods reflects the impact of the change in methodology with respect to interest rate swaps. To the extent you have not revised prior period amounts, explain to us how you considered the guidance in question 100.02 in the Compliance and Disclosure Interpretation related to Non- GAAP Financial Measures.

Response: The Company considered the guidance in question 100.02 in the Compliance and Disclosure Interpretation related to Non-GAAP Financial Measures which discusses whether a non-GAAP measure can be misleading if presented inconsistently between periods. The Company performed the following materiality assessment and, based on the percentage differences between the recasted and previously reported values, concluded that the impact of the change to prior period results was immaterial. As a result, prior period results have not been adjusted to conform to the revised calculation.

	Economic Interest Expense			Economic Net Interest Income (excluding PAA)
	Recasted	Previously Reported	% Difference	Recasted	Previously Reported	% Difference
	(dollars in thousands)
For the three months ended:
March 31, 2017	$302,581	$287,391	5.3%	$303,016	$318,206	(4.8%)
June 30, 2017	$318,751	$306,533	4.0%	$291,375	$303,593	(4.0%)
September 30, 2017	$357,148	$347,501	2.8%	$305,301	$314,948	(3.1%)
December 31, 2017	$400,982	$392,668	2.1%	$355,808	$364,122	(2.3%)

For the year ended:
December 31, 2017	$1,379,462	$1,334,093	3.4%	$1,255,500	$1,300,869	(3.5%)

	Average Cost of Interest Bearing Liabilities			Net Interest Spread (excluding PAA)
	Recasted	Previously Reported	% Difference	Recasted	Previously Reported	% Difference

For the three months ended:
March 31, 2017	1.67%	1.59%	5.0%	1.16%	1.24%	(6.5%)
June 30, 2017	1.81%	1.74%	4.0%	1.12%	1.19%	(5.9%)
September 30, 2017	1.87%	1.82%	2.7%	1.10%	1.15%	(4.3%)
December 31, 2017	1.87%	1.83%	2.2%	1.15%	1.19%	(3.4%)

For the year ended:
December 31, 2017	1.81%	1.75%	3.4%	1.13%	1.19%	(5.0%)

•
It appears there is a correlation between your utilization of market agreed coupon (“MAC”) interest rate swaps and the shift in your hedging strategy. In future periodic filings, to the extent material, please provide quantitative and qualitative discussion to highlight the impact of MAC interest rate swaps on your significant Non-GAAP financial measures.

Response: The Company respectfully advises the Staff that the Company’s utilization of MAC interest rate swaps was not driven by the Company’s shift in hedging strategy but, rather, was a product of broader portfolio repositioning conducted during the first quarter of 2018 given circumstances existent at that time and enumerated below. As described in various public disclosures made by the Company related to the financial results for the quarter ended March 31, 2018, the Company took a more defensive posture given the challenging interest rate environment and began applying a more holistic view to its hedging strategy.

The Company’s actions were designed to reduce both interest rate and convexity risk, and included both adding and reallocating hedges. Specifically, the Company unwound Eurodollar futures contracts and reallocated those hedges into short dated interest rate swaps that were executed in the form of MAC swaps. The rationale for the use of MAC swaps was circumstance specific and included: (i) short dated interest rate protection (i.e. 1 – 2 years) was required given the Company’s key rate duration risk profile, (ii) MAC swaps provided price transparency and flexibility as well defined, traded instruments with market-agreed terms and in the tenors needed to meet the Company’s hedging requirements, and (iii) offered ease of trading in and out of the position given the standardized nature of the contract which is supportive of a liquid secondary market.
Among the alternatives, at-market swaps are more bespoke in the required tenors and may contribute to market volatility while Eurodollar futures contracts are administratively burdensome given the roll requirement. The Company considers a number of factors when selecting a hedge instrument including, but not limited to, the most effective hedge given the circumstances at the time and the specific risks the Company is targeting to mitigate, the relative economic costs, liquidity and ease of entering into or exiting a hedge position and any administrative benefits. As a result, the Company may elect to use MAC or at-market cleared interest rate swaps, or other hedge instruments dependent upon the facts and circumstances at the time, to manage interest rate risk.
In response to the Staff’s comment, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2019 and in future Exchange Act reports, as appropriate and to the extent material, the Company will disclose the upfront amounts paid or received in future periods and will note that such amounts paid or received are not reflected in “Net interest component of interest rate swaps” in the Company’s Statements of Comprehensive Income (Loss). The Company expects to include this additional disclosure in its Management’s Discussion and Analysis within the “Non-GAAP Financial Measures” section under the heading “Interest income (excluding PAA), economic interest expense and economic net interest income (excluding PAA).”

2.	Please tell us the net interest component of market agreed coupon interest rate swaps. Please provide this information for each quarter end in 2018 and for the year ended December 31, 2018.

Response: The net interest component of MAC interest rate swaps for the requested periods is provided below:

Net interest component of MAC interest rate swaps
(dollars in thousands)
For the three months ended:
March 31, 2018	$7,018
June 30, 2018	$53,074
September 30, 2018	$65,271
December 31, 2018	$72,972

For the year ended:
December 31, 2018	$198,335

Additionally, the Company is providing the closing 3-month LIBOR, indicative of the changes in the receive leg benchmark rate, as of the dates presented, to provide additional context to understand the sequential changes in the net interest component of MAC interest rate swaps, which reset quarterly:

Closing 3-Month LIBOR
December 31, 2017	1.69%
March 31, 2018	2.31%
June 30, 2018	2.34%
September 30, 2018	2.40%
December 31, 2018	2.81%

Note 10. Derivative Instruments, page F-24

3.
The amounts outlined for MAC interest rate swaps in your response appear to exceed the amounts within your footnote disclosure. For example, current notional amounts for 0 – 3 years in your response is $33.6 billion, while footnote disclosures indicate $31.9 billion notional amount for the same maturity period. Additionally, per your response, fair value for MAC interest rate swaps as of December 31, 2018 is $457 million, while footnote disclosures indicate $48.1 million and $420.4 million for interest rate swap assets and liabilities, respectively. Please clarify the reason for the differences for us, and indicate in your response how the MAC interest rate swaps are reflected within your balance sheet and the journal entries entered when you record the upfront payment for MAC interest rate swaps.

Response: The Company respectfully advises the Staff that the difference in current notional amounts for 0 – 3 years between the footnote disclosures, which reflected all interest rate swaps, and our response dated April 3, 2019, which reflected only MAC interest rate swaps, is due to current notional amounts in our footnote disclosures being offset by the effect of fixed-rate receiver interest rate swaps. Within our footnote disclosure at December 31, 2018, the 0 – 3 year maturity tier is comprised of current notional amounts of $33.6 billion related to fixed-rate payer MAC interest rate swaps, $8.8 billion related to fixed-rate payer non-MAC interest rate swaps and ($10.5) billion related to fixed-rate receiver non-MAC interest rate swaps.
The Company respectfully advises the Staff that the reason our response dated April 3, 2019 included a fair value for MAC interest rate swaps as of December 31, 2018 of $457 million whereas footnote disclosures indicated $48.1 million and $420.4 million for interest rate swap assets and liabilities, respectively, is that the fair values within the Company’s footnote disclosures were reported net of variation margin pledged under such transactions whereas the fair values provided in our response dated April 3, 2019 were not shown net of variation margin. As disclosed in the Company’s Form 10-K on page F-24, “In accordance with a clearing organization’s rulebook, the Company presents the fair value of centrally cleared interest rate swaps net of variation margin pledged under such transactions. At December 31, 2018, $496.2 million of variation margin was reported as a reduction to interest rate swaps, at fair value.” The netting of interest rate swap fair values by the associated variation margin is performed at the counterparty level and not at the individual interest rate swap contract level. Since the Company’s response dated April 3, 2019 included amounts pertaining only to MAC interest rate swaps and not to all interest rate swaps with a given counterparty, the

Company provided gross fair values of interest rate swaps and included a footnote stating that such “[a]mounts are presented gross and therefore are not net of variation margin pledged under such transactions.”
MAC interest rate swaps are carried on our balance sheet at fair value and are reported net of variation margin, as described above. The following is an illustrative journal entry to record the upfront payment on a MAC interest rate swap:

	Debit	Credit
Derivative assets, at fair value	$316,000
Cash and cash equivalents		$316,000

The Company pays $316 thousand to enter into a 2-year fixed-rate payer MAC interest rate swap with a notional amount of $1 billion

* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Glenn A. Votek
Glenn A. Votek
Chief Financial Officer

cc:	Anthony Green, Annaly Capital Management, Inc.